EXHIBIT 99.G

Sale of 1.3 million shares in Kerzner International Ltd

Caledonia Investments plc (“Caledonia”) confirms that the sale of 1.3m shares in Kerzner International Ltd, the resorts developer and operator, announced on 16 July 2004, has now been completed.

The proceeds from the sale, amounting to approximately £33.6m, will be used for general corporate purposes, including the repayment of Caledonia’s existing bank borrowings. Caledonia will be reducing its committed term bank facilities by £30m to £70m.

10 August 2004

Enquiries:

Caledonia Investments
Tim Ingram, Chief Executive	020 7802 8080

College Hill
Tony Friend	020 7457 2020
Richard Pearson